Exhibit 99.3
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
Supplementary Information for the Year Ended December 31, 2005

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
AND SUBSIDIARIES
INDEX

Page Number

Report of the Directors	S-1

Statement by Directors	S-13

Report of Independent Registered Public Accounting Firm	S-14

Additional Information	A-1 to A-4

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2005
Directors’ Report
We are pleased to submit this annual report to the members of the Company together with the audited unconsolidated and consolidated financial statements for the year ended December 31, 2005.
Directors
The directors in office at the date of this report are as follows:-

James A. Norling	(Chairman)
Chia Song Hwee	(President and CEO)
Philip Tan Yuen Fah	(Chairman of Audit Committee)
Sum Soon Lim
Robert Edmund La Blanc
Andre Borrel
Charles E Thompson
Tsugio Makimoto
Tay Siew Choon
Peter Seah Lim Huat
Pasquale Pistorio	(Appointed on May 31, 2005)
Steven Hugh Hamblin	(Appointed on January 1, 2006)
Directors’ Interests
According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50 (the “Act”), particulars of interests of directors who held office at the end of the financial year (including those held by their spouses and infant children) in shares, debentures and shares options of the Company and in related corporations are as follows:

	At beginning
	of the year/
	date of	At end of
	appointment	the year

The Company — Ordinary shares of S$0.26 each fully paid

James A. Norling	36,000	36,000
Chia Song Hwee	242,616	242,616
Sum Soon Lim	408,618	408,618
Robert Edmund La Blanc	90,254	65,254
Andre Borrel	36,060	36,060
Charles E Thompson	75,750	75,750
Tsugio Makimoto	19,000	19,000
Pasquale Pistorio	250,000	250,000

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2005
Directors’ Interests (cont’d)

	At beginning
	of the year/
	date of	At end of	Exercise	Exercise
	appointment	the year	price	period
			S$

The Company — Options to subscribe for ordinary shares of S$0.26 each

James A. Norling	58,609	58,609	4.05	28/03/2002 to 28/03/2006
	58,609	58,609	4.26	15/08/2002 to 15/08/2006
	58,609	58,609	3.46	22/02/2003 to 22/02/2007
	1,172,195	1,172,195	3.88	01/05/2002 to 01/05/2012
	58,609	58,609	1.86	30/08/2003 to 30/08/2007
	50,000	50,000	0.72	28/02/2004 to 28/02/2008
	60,000	60,000	1.10	29/08/2004 to 29/08/2008
	110,000	110,000	1.70	27/02/2005 to 27/02/2009
	—	110,000	1.16	26/08/2006 to 26/08/2010

Chia Song Hwee	10,467	10,467	1.18	28/10/1997 to 28/10/2006
	20,935	20,935	1.00	28/11/1998 to 28/11/2007
	61,704	61,704	0.80	30/11/1998 to 29/11/2008
	26,444	26,444	0.80	30/04/1999 to 29/04/2009
	234,439	234,439	2.86	29/10/1999 to 29/10/2009
	70,331	70,331	2.86	29/04/2000 to 29/10/2009
	410,268	410,268	14.24	06/04/2001 to 06/04/2010
	527,487	527,487	10.12	03/10/2001 to 03/10/2010
	263,743	263,743	4.05	28/03/2002 to 28/03/2011
	263,743	263,743	4.26	15/08/2002 to 15/08/2011
	234,439	234,439	3.46	22/02/2003 to 22/02/2012
	2,344,391	2,344,391	1.86	30/08/2003 to 30/08/2012
	300,000	300,000	0.72	28/02/2004 to 28/02/2013
	700,000	700,000	1.10	29/08/2004 to 29/08/2013
	1,000,000	1,000,000	1.70	27/02/2005 to 27/02/2014
	220,000	220,000	1.02	30/07/2004 to 30/07/2014
	—	1,000,000	1.16	26/08/2006 to 26/08/2015

Sum Soon Lim	93,775	Options expired	14.24	06/04/2001 to 06/04/2005
	93,775	Options expired	10.12	03/10/2001 to 03/10/2005
	46,887	46,887	4.05	28/03/2002 to 28/03/2006
	46,887	46,887	4.26	15/08/2002 to 15/08/2006
	46,887	46,887	3.46	22/02/2003 to 22/02/2007
	46,887	46,887	1.86	30/08/2003 to 30/08/2007
	25,000	25,000	0.72	28/02/2004 to 28/02/2008
	35,000	35,000	1.10	29/08/2004 to 29/08/2008
	60,000	60,000	1.70	27/02/2005 to 27/02/2009
	—	60,000	1.16	26/08/2006 to 26/08/2010

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2005
Directors’ Interests (cont’d)

	At beginning
	of the year/
	date of	At end of	Exercise	Exercise
	appointment	the year	price	period
			S$

The Company — Options to subscribe for ordinary shares of S$0.26 each

Robert Edmund La Blanc	23,443	Options expired	14.24	06/04/2001 to 06/04/2005
`	58,609	Options expired	10.12	03/10/2001 to 03/10/2005
	29,304	29,304	4.05	28/03/2002 to 28/03/2006
	29,304	29,304	4.26	15/08/2002 to 15/08/2006
	29,304	29,304	3.46	22/02/2003 to 22/02/2007
	29,304	29,304	1.86	30/08/2003 to 30/08/2007
	25,000	25,000	0.72	28/02/2004 to 28/02/2008
	35,000	35,000	1.10	29/08/2004 to 29/08/2008
	60,000	60,000	1.70	27/02/2005 to 27/02/2009
	—	60,000	1.16	26/08/2006 to 26/08/2010

Andre Borrel	93,775	Options expired	14.24	06/04/2001 to 06/04/2005
	93,775	Options expired	10.12	03/10/2001 to 03/10/2005
	46,887	46,887	4.05	28/03/2002 to 28/03/2006
	46,887	46,887	4.26	15/08/2002 to 15/08/2006
	46,887	46,887	3.46	22/02/2003 to 22/02/2007
	46,887	46,887	1.86	30/08/2003 to 30/08/2007
	40,000	40,000	0.72	28/02/2004 to 28/02/2008
	45,000	45,000	1.10	29/08/2004 to 29/08/2008
	85,000	85,000	1.70	27/02/2005 to 27/02/2009
	—	60,000	1.16	26/08/2006 to 26/08/2010

Charles E Thompson	58,609	Options expired	14.24	06/04/2001 to 06/04/2005
	58,609	Options expired	10.12	03/10/2001 to 03/10/2005
	29,304	29,304	4.05	28/03/2002 to 28/03/2006
	29,304	29,304	4.26	15/08/2002 to 15/08/2006
	29,304	29,304	3.46	22/02/2003 to 22/02/2007
	29,304	29,304	1.86	30/08/2003 to 30/08/2007
	25,000	25,000	0.72	28/02/2004 to 28/02/2008
	35,000	35,000	1.10	29/08/2004 to 29/08/2008
	60,000	60,000	1.70	27/02/2005 to 27/02/2009
	—	60,000	1.16	26/08/2006 to 26/08/2010

Tsugio Makimoto	11,721	Options expired	14.24	06/04/2001 to 06/04/2005
	58,609	Options expired	10.12	03/10/2001 to 03/10/2005
	29,304	29,304	4.05	28/03/2002 to 28/03/2006
	29,304	29,304	4.26	15/08/2002 to 15/08/2006
	29,304	29,304	3.46	22/02/2003 to 22/02/2007
	29,304	29,304	1.86	30/08/2003 to 30/08/2007
	25,000	25,000	0.72	28/02/2004 to 28/02/2008
	35,000	35,000	1.10	29/08/2004 to 29/08/2008
	60,000	60,000	1.70	27/02/2005 to 27/02/2009
	—	60,000	1.16	26/08/2006 to 26/08/2010

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2005
Directors’ Interests (cont’d)

	At beginning
	of the year/
	date of	At end of	Exercise	Exercise
	appointment	the year	price	period
			S$

The Company — Options to subscribe for ordinary shares of S$0.26 each

Peter Seah Lim Huat	23,443	23,443	3.46	22/02/2003 to 22/02/2007
	46,887	46,887	1.86	30/08/2003 to 30/08/2007
	40,000	40,000	0.72	28/02/2004 to 28/02/2008
	45,000	45,000	1.10	29/08/2004 to 29/08/2008
	85,000	85,000	1.70	27/02/2005 to 27/02/2009
	—	85,000	1.16	26/08/2006 to 26/08/2010

Tay Siew Choon	23,443	23,443	4.26	15/08/2002 to 15/08/2006
	29,304	29,304	3.46	22/02/2003 to 22/02/2007
	234,439	234,439	3.88	01/05/2002 to 01/05/2007
	46,887	46,887	1.86	30/08/2003 to 30/08/2007
	25,000	25,000	0.72	28/02/2004 to 28/02/2008
	35,000	35,000	1.10	29/08/2004 to 29/08/2008
	60,000	60,000	1.70	27/02/2005 to 27/02/2009
	—	60,000	1.16	26/08/2006 to 26/08/2010

Philip Tan Yuen Fah	85,000	85,000	1.70	27/02/2005 to 27/02/2009
	—	85,000	1.16	26/08/2006 to 26/08/2010

Pasquale Pistorio	—	60,000	1.16	26/08/2006 to 26/08/2010
Related Corporations

	At beginning
	of the year/
	date of appointment	At end of the year

Global Crossing Limited — Restricted stock units of common stock of US$0.01 each (vesting period from 08/03/2005 to 08/03/2009)

Peter Seah Lim Huat	7,500	7,500

	At beginning
	of the year/
	date of	At end of	Exercise	Exercise
	appointment	the year	price	period
			S$

Global Crossing Limited — Options to subscribe for common shares of US$0.01 each pursuant to STT Communication Share Option Plan 2004

Peter Seah Lim Huat	40,000	40,000	US$10.16	12/01/2005 to 12/01/2014
Sum Soon Lim	11,000	11,000	US$10.16	12/01/2005 to 12/01/2014
Tay Siew Choon	11,000	11,000	US$10.16	12/01/2005 to 12/01/2014

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2005
Directors’ Interests (cont’d)
Related Corporations (cont’d)

	At beginning
	of the year/	At end of	Exercise	Exercise
	date of appointment	the year	price	period
			S$

Green Dot Internet Services Pte Ltd — Options to subscribe for ordinary shares of S$1.00 each

Tay Siew Choon	16,627	16,627	1.00	12/03/2003 to 11/03/2013
	10,466	10,466	1.00	01/04/2004 to 31/03/2014
	—	11,681	1.00	01/04/2005 to 31/03/2015

	At beginning
	of the year/	At end of	Exercise	Exercise
	date of appointment	the year	price	period
			Rp

PT Indonesian Satellite Corporation Tbk (“Indosat”) — Options to subscribe for Series B common shares of Rp 100 each

Sum Soon Lim	135,000	—	1,567.44	01/08/2004 to 31/07/2005
	135,000	135,000	3,702.60	01/08/2005 to 31/07/2006

Peter Seah Lim Huat	150,000	—	1,567.44	01/08/2004 to 31/07/2005
	150,000	150,000	3,702.60	01/08/2005 to 31/07/2006

	At beginning
	of the year/
	date of	At end of
	appointment	the year

Singapore Computer Systems Limited — Ordinary shares of S$0.25 each fully paid

Tay Siew Choon	971,000	971,000
Tay Siew Choon#	200,000	—

	At beginning
	of the year/	At end of	Exercise	Exercise
	date of appointment	the year	price	period
			S$

Singapore Computer Systems Limited — Options to subscribe for ordinary shares of S$0.25 each

Tay Siew Choon###	80,000	—	2.20	19/10/2001 to 18/10/2005
	100,000	—	2.08	15/03/2002 to 14/03/2006
	75,000	—	1.55	08/03/2003 to 07/03/2007
	75,000	—	0.86	22/02/2004 to 21/02/2008
	75,000	—	0.84	30/04/2005 to 29/04/2009

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2005
Directors’ Interests (cont’d)
Related Corporations (cont’d)

	At beginning
	of the year/
	date of	At end of
	appointment	the year

Singapore Telecommunications Ltd — Ordinary shares of S$0.15 each fully paid

Chia Song Hwee	1,690	1,690
Sum Soon Lim	3,259	3,259
Peter Seah Lim Huat	3,176	3,176
Tay Siew Choon	2,990	2,990
Philip Tan Yuen Fah	3,370	3,370

Singapore Technologies Engineering Ltd — Ordinary shares of S$0.10 each fully paid

Philip Tan Yuen Fah	25,686	25,686

	At beginning
	of the year/
	date of	At end of	Exercise	Exercise
	appointment	the year	price	period
			S$

Singapore Technologies Engineering Ltd — Options to subscribe for ordinary shares of S$0.10 each

Sum Soon Lim	25,000	25,000	2.72	20/02/2002 to 19/02/2006
	19,000	19,000	2.29	08/02/2003 to 07/02/2007

Peter Seah Lim Huat	89,000	89,000	1.92	13/08/2003 to 12/08/2007
	44,500	44,500	1.79	07/02/2004 to 06/02/2008
	40,500	40,500	1.86	12/08/2004 to 11/08/2008
	44,500	44,500	2.09	10/02/2005 to 09/02/2009
	44,500	44,500	2.12	11/08/2005 to 10/08/2009
	—	44,500	2.37	08/02/2006 to 07/02/2010
	—	44,500	2.57	11/08/2006 to 10/08/2010

Philip Tan Yuen Fah	95,000	95,000	2.72	20/02/2002 to 19/02/2006
	55,000	55,000	2.29	08/02/2003 to 07/02/2007
	27,500	27,500	1.79	07/02/2004 to 06/02/2008
	27,500	27,500	1.86	12/08/2004 to 11/08/2008

	At beginning
	of the year/
	date of	At end of
	appointment	the year

SembCorp Industries Ltd — Ordinary shares of S$0.25 each fully paid

Peter Seah Lim Huat	—	140,000
Tay Siew Choon	54,598	51,322

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2005
Directors’ Interests (cont’d)
Related Corporations (cont’d)

	At beginning
	of the year/
	date of	At end of	Exercise	Exercise
	appointment	the year	price	period
			S$

SembCorp Industries Ltd — Options to subscribe for ordinary shares of S$0.25 each

Tay Siew Choon	500,000	500,000	##2.21	20/05/2001 to 19/05/2009
	500,000	125,000	##1.94	27/06/2001 to 26/06/2010
	50,000	—	##1.50	20/04/2002 to 19/04/2006
	25,000	6,250	##1.54	08/05/2003 to 07/05/2007
	25,000	12,500	##0.93	18/10/2003 to 17/10/2007
	25,000	12,500	##1.09	03/06/2004 to 02/06/2008
	25,000	18,750	##1.24	19/11/2004 to 18/11/2008

Peter Seah Lim Huat	140,000	—	##1.94	27/06/2001 to 26/06/2005
	140,000	140,000	##1.50	20/04/2002 to 19/04/2006
	70,000	70,000	##1.54	08/05/2003 to 07/05/2007
	70,000	70,000	##0.93	18/10/2003 to 17/10/2007
	70,000	70,000	##1.09	03/06/2004 to 02/06/2008
	70,000	70,000	##1.24	19/11/2004 to 18/11/2008
	70,000	70,000	##1.30	18/05/2005 to 17/05/2009
	70,000	70,000	##1.47	23/11/2005 to 22/11/2009
	—	70,000	2.68	02/07/2006 to 01/07/2010
	—	70,000	2.67	22/11/2006 to 21/11/2010

SNP Corporation Ltd — Options to subscribe for ordinary shares of S$0.50 each

Tay Siew Choon	20,000	20,000	0.50	23/04/2002 to 22/04/2011
	50,000	50,000	0.69	17/04/2003 to 16/04/2007
	50,000	50,000	0.59	15/04/2004 to 14/04/2008
	70,000	70,000	1.19	21/04/2005 to 20/04/2009
	—	77,000	0.90	19/04/2006 to 18/04/2010

STT Communications Ltd — Options to subscribe for ordinary shares of S$0.50 each

Sum Soon Lim	300,000	—	1.42	19/09/2001 to 18/09/2005
	35,000	—	0.92	28/04/2002 to 27/04/2006
	70,000	17,500	0.50	24/11/2002 to 23/11/2006
	200,000	50,000	0.50	29/06/2003 to 28/06/2007
	200,000	100,000	0.57	30/07/2004 to 29/07/2008
	300,000	225,000	1.08	29/07/2005 to 28/07/2009

Peter Seah Lim Huat	8,000	2,000	0.50	29/06/2003 to 28/06/2012
	39,000	19,500	0.57	30/07/2004 to 29/07/2013
	130,000	130,000	1.08	29/07/2005 to 28/07/2014

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2005
Directors’ Interests (cont’d)
Related Corporations (cont’d)

	At beginning
	of the year/
	date of	At end of	Exercise	Exercise
	appointment	the year	price	period
			S$

STT Communications Ltd — Options to subscribe for ordinary shares of S$0.50 each (cont’d)

Tay Siew Choon	100,000	—	1.42	19/09/2001 to 18/09/2010
	15,000	—	0.92	28/04/2002 to 27/04/2011
	30,000	7,500	0.50	24/11/2002 to 23/11/2011
	80,000	20,000	0.50	29/06/2003 to 28/06/2012
	100,000	50,000	0.57	30/07/2004 to 29/07/2013
	200,000	150,000	1.08	29/07/2005 to 28/07/2014

	At beginning
	of the year/
	date of	At end of
	appointment	the year

Singapore Food Industries Limited — Ordinary shares of S$0.05 each fully paid

Tay Siew Choon	813,000	863,000
Philip Tan Yuen Fah	40,000	140,000

	At beginning
	of the year/
	date of	At end of	Exercise	Exercise
	appointment	the year	price	period
			S$

Singapore Food Industries Limited — Options to subscribe for ordinary shares of S$0.05 each

Tay Siew Choon	50,000	—	0.55	24/08/2002 to 23/08/2005
Philip Tan Yuen Fah	100,000	—	0.55	24/08/2001 to 23/08/2005
	70,000	70,000	0.69	28/07/2002 to 27/07/2006
	70,000	70,000	0.78	09/08/2003 to 08/08/2007
	70,000	70,000	0.76	05/08/2004 to 04/08/2008
	70,000	70,000	0.80	10/06/2005 to 09/06/2009
	—	70,000	0.99	13/06/2006 to 12/06/2010

	At beginning
	of the year/
	date of	At end of
	appointment	the year

SMRT Corporation Ltd — Ordinary shares of S$0.10 each fully paid

Tay Siew Choon+	30,000	30,000

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2005
Directors’ Interests (cont’d)
Related Corporations (cont’d)

	At beginning
	of the year/
	date of	At end of
	appointment	the year

SP AusNet — Stapled units fully paid (Company was listed on the Australian Stock Exchange on December 14, 2005)

Sum Soon Lim	—	300,000

StarHub Ltd — Ordinary shares of $0.40 each fully paid

Sum Soon Lim	20,000	20,000
Peter Seah Lim Huat	60,000	60,000

	At beginning
	of the year/
	date of	At end of	Exercise	Exercise
	appointment	the year	price	period
			S$

StarHub Ltd — Options to subscribe for ordinary shares of S$0.40 each

Peter Seah Lim Huat	37,500	37,500	0.880	30/11/2003 to 29/11/2007
	18,750	18,750	0.880	31/05/2004 to 30/05/2008
	18,750	18,750	0.880	29/11/2004 to 28/11/2008
	18,750	18,750	0.960	03/04/2005 to 02/04/2009
	18,750	18,750	0.985	27/11/2005 to 26/11/2009
	—	25,500	1.520	31/05/2006 to 30/05/2010

	At beginning
	of the year/
	date of	At end of
	appointment	the year

Telechoice International Limited — Ordinary shares of S$0.02 each fully paid

Sum Soon Lim	60,000	60,000
Peter Seah Lim Huat	50,000	50,000
Tay Siew Choon	60,000	60,000

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2005
Directors’ Interests (cont’d)
Related Corporations (cont’d)

	At beginning
	of the year/
	date of	At end of
	appointment	the year

Vertex Investment (II) Ltd — Ordinary shares of US$1.00 each fully paid

Tay Siew Choon*	2	2

Vertex Technology Fund Ltd — Ordinary shares of US$1.00 each fully paid

Sum Soon Lim	300	300
Tay Siew Choon ++	20	20

Vertex Technology Fund (II) Ltd — Ordinary shares of US$1.00 each fully paid

Sum Soon Lim	500	500
Tay Siew Choon +++	500	500

Vertex Technology Fund (II) Ltd — Redeemable Preference Shares of US$0.01 each fully paid

Sum Soon Lim	485	485
Tay Siew Choon +++	500	500

*	Held in the name of United Overseas Bank Trustee Limited

+	Held in the name of DBS Nominees (Private) Limited

++	Held in the name of HSBC Trustee (Singapore) Limited

+++	Held in the name of DBS Vickers Securities Nominees (Singapore) Pte Ltd

#	Lapse of conditional award of balance of 200,000 ordinary shares of S$0.25 each in Singapore Computer Systems Limited under the Green Dot Capital Restricted Stock Plan on July 1, 2005

##	Adjustment to exercise prices of share options for unexercised share options under the SembCorp Industries Ltd (“SCI” ) Share Option Plan pursuant to the capital reduction of SCI effected on May 27, 2005

###	Lapse of total of 405,000 options to subscribe for ordinary shares of S$0.25 each in Singapore Computer Systems Limited on January 1, 2005
Directors’ Interests in Contracts
During the financial year, two of the directors of the Company received advisory fees from related companies in their capacity as Corporate Advisors to these companies for provision of strategic, organizational and corporate finance advisory services.
Except as disclosed in this report, since the end of the last financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2005
Share Options
Details of options on unissued shares of the Company are set out below:-

			Aggregate
		Aggregate	Options
		options	exercised/	Aggregate
		granted	lapsed since	options
	Options	since commencement	commencement	outstanding
	granted	of Scheme to	of Scheme to	as at the
	during the	the end of	the end of the	end of the
	financial year	financial year	financial year	financial year
Name of participant	under review	under review	under review	under review

Directors of the Company
James A. Norling	110,000	1,736,631	—	1,736,631
Chia Song Hwee	1,000,000	7,688,391	—	7,688,391
Sum Soon Lim	60,000	707,490	339,942	367,548
Robert Edmund La Blanc	60,000	444,580	147,364	297,216
Andre Borrel	60,000	687,488	269,940	417,548
Charles E Thompson	60,000	514,912	217,696	297,216
Tsugio Makimoto	60,000	367,546	70,330	297,216
Tay Siew Choon	60,000	514,073	—	514,073
Peter Seah Lim Huat	85,000	325,330	—	325,330
Philip Tan Yuen Fah	85,000	170,000	—	170,000
Pasquale Pistorio	60,000	60,000	—	60,000
Except as set out above and in the accompanying financial statements:
(i)	during the financial year, there were no options granted by the Company or its subsidiaries to any person to take up unissued shares in the Company or its subsidiaries;

(ii)	during the financial year, there were no shares issued by virtue of any exercise of option to take up unissued shares of the Company or its subsidiaries; and

(iii)	as at the end of the financial year, there were no unissued shares of the Company or its subsidiaries under option.
None of the persons to whom options have been granted by the Company have any right to participate by virtue of the option in any share issue of any other company.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2005
Audit Committee
The financial statements, accounting policies and system of internal accounting controls are the responsibility of the Board of Directors acting through the Audit Committee. The Committee met during the year to review the scope of work of the internal auditors and of the statutory auditors, and the results arising therefrom, including their evaluation of the system of internal controls. The Committee reviewed the independence of the statutory auditors, as well as the assistance given by the Company’s officers to the auditors. The announcements of results and the audited financial statements were reviewed by the Committee prior to their submission to the directors of the Company for adoption.
The Committee has recommended to the Board of Directors that the auditors, KPMG, be nominated for re-appointment as auditors at the forthcoming Annual General Meeting of the Company.
Auditors
The auditors, KPMG, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

JAMES A. NORLING
Chairman

CHIA SONG HWEE
President and CEO

Singapore
February 9, 2006

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
STATEMENT BY DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2005
In our opinion:
(a)	the US GAAP financial statements set out on pages F-2 to F-41, F-43 and F-44 are drawn up so as to give a true and fair view of the consolidated and unconsolidated state of affairs of the Company as at December 31, 2005 and of the consolidated results of the business and consolidated cash flows of the Company for the year ended on that date; and

(b)	at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.
The Board of Directors has authorized these financial statements for issue on the date of this statement.

On behalf of the Board of Directors

JAMES A. NORLING
Chairman

CHIA SONG HWEE
President and CEO

Singapore
February 9, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Shareholders of Chartered Semiconductor Manufacturing Ltd:
We have audited the financial statements of Chartered Semiconductor Manufacturing Ltd and subsidiaries (the “Group”) as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and have issued our report thereon dated March 1, 2006.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion:
(a)	the consolidated financial statements of the Group and the balance sheet of the Company are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 (the “Act”) to give a true and fair view of the state of affairs of the Group and of the Company as at December 31, 2005 and of the statements of operations, comprehensive income (loss), shareholders’ equity and cash flows of the Group for the year ended on that date; and

(b)	the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

KPMG
Certified Public Accountants

Singapore
March 1, 2006

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
ADDITIONAL INFORMATION
Information on the employee share option plan are set out on page A-2.
Details of directors’ remuneration are set out on page A-3.
Statistics on the shareholders of the Company are set out on page A-4.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
ADDITIONAL INFORMATION
Employee Share Option Plan
Share Options Granted During the Year

	Balance at
Date of	Date of			Balance at	Exercise	Exercise	Expire
Grant	Grant	Lapsed	Exercise	31/12/2005	Period	Price	Date
						S$

24/03/2005	200,000	—	—	200,000	24/03/2006 to 24/03/2015	1.07	24/03/2015
26/08/2005	1,106,000	—	—	1,106,000	26/08/2006 to 26/08/2010	1.16	26/08/2010
26/08/2005	12,955,200	309,000	—	12,646,200	26/08/2006 to 26/08/2015	1.16	26/08/2015
03/10/2005	1,000,000	—	—	1,000,000	03/10/2006 to 03/10/2015	1.16	03/10/2015
26/10/2005	100,000	—	—	100,000	26/10/2006 to 26/10/2015	1.06	26/10/2015
07/11/2005	60,000	—	—	60,000	07/11/2006 to 07/11/2015	1.10	07/11/2015
08/11/2005	100,000	—	—	100,000	08/11/2006 to 08/11/2015	1.09	08/11/2015
23/11/2005	20,700	—	—	20,700	23/11/2006 to 23/11/2015	1.20	23/11/2015

	15,541,900	309,000	—	15,232,900

Directors’ Remuneration
The remuneration of directors of the Company falls within the following ranges:-

	Number of Directors
	2004	2005
S$500,000^ and above	1	1
S$250,000^ to S$499,999^	—	—
Below S$250,000^	10	11	^^

	11	12

^	The Directors’ remuneration has been translated from United States dollar amounts to Singapore dollars as of December 31, 2005 at an exchange rate of S$1.6695 = US$1.00.

^^	During 2005, one Director retired from the Board and one new Director was appointed to the Board.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
ADDITIONAL INFORMATION
Summary compensation table for the year ended December 31, 2005
(in US$ thousands)

							Options
					Directors'		Granted in	Exercise	Exercise
	Salary (1)	Bonus		Others (2)	Fees (3)	Total	2005	Price	Period
James A. Norling	—	—		—	87	87	110,000	S$1.16	26/08/2006 to 26/08/2010
Lim Ming Seong (4)	—	—		—	14	14	—	—	—
Chia Song Hwee	406	194	(5)	35	—	635	1,000,000	S$1.16	26/08/2006 to 26/08/2015
Sum Soon Lim	—	—		—	40	40	60,000	S$1.16	26/08/2006 to 26/08/2010
Robert Edmund La Blanc	—	—		—	50	50	60,000	S$1.16	26/08/2006 to 26/08/2010
Andre Borrel	—	—		—	56	56	60,000	S$1.16	26/08/2006 to 26/08/2010
Charles E Thompson	—	—		—	46	46	60,000	S$1.16	26/08/2006 to 26/08/2010
Tsugio Makimoto	—	—		—	40	40	60,000	S$1.16	26/08/2006 to 26/08/2010
Tay Siew Choon	—	—		—	34	34	60,000	S$1.16	26/08/2006 to 26/08/2010
Peter Seah Lim Huat	—	—		—	40	40	85,000	S$1.16	26/08/2006 to 26/08/2010
Philip Tan Yuen Fah	—	—		—	41	41	85,000	S$1.16	26/08/2006 to 26/08/2010
Pasquale Pistorio (6)	—	—		—	15	15	60,000	S$1.16	26/08/2006 to 26/08/2010

Total as of December 31, 2005	406	194		35	463	1,098

Total as of December 31, 2004	416	—		29	460	905

(1)	Base salary (inclusive of employers’ Central Provident Fund, or CPF).

(2)	Allowances (inclusive of employers’ CPF) and others.

(3)	Shareholders’ approval will be sought at our annual general meeting to be held in April 2006 for the payment of our directors’ fees of approximately $462,334 for the fiscal year ended December 31, 2005.

(4)	Mr. Lim Ming Seong retired in April 2005.

(5)	Bonus to be paid in 2006, inclusive of employer CPF contribution and converted to US$ based on average buying rate on January 25, 2006 of S$1.6219 = $1.00.

(6)	Mr. Pasquale Pistorio was appointed a Director to our Board of Directors in May 2005.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
ADDITIONAL INFORMATION
Shareholding Statistics as of February 28, 2006
Twenty Largest Shareholders

			% of Issued
No.	Name of Shareholder	No. of Shares	Share Capital
1	Singapore Technologies Semiconductors Pte Ltd	1,295,324,883	51.53
2	DBS Nominees Pte Ltd	304,228,113	12.10
3	Raffles Nominees Pte Ltd	140,145,444	5.57
4	HSBC (Singapore) Nominees Pte Ltd	123,542,583	4.91
5	Citibank Nominees Singapore Pte Ltd	104,224,821	4.15
6	United Overseas Bank Nominees Pte Ltd	42,599,313	1.69
7	Morgan Stanley Asia (Singapore) Pte Ltd	21,566,269	0.86
8	UOB Kay Hian Pte Ltd	20,242,000	0.80
9	OCBC Securities Private Ltd	18,510,315	0.74
10	OCBC Nominees Singapore Pte Ltd	11,998,988	0.48
11	Phillip Securities Pte Ltd	8,307,708	0.33
12	Merrill Lynch (Singapore) Pte Ltd	6,758,985	0.27
13	HL Bank Nominees (S) Pte Ltd	4,994,000	0.20
14	DB Nominees (S) Pte Ltd	4,367,700	0.17
15	Societe Generale Singapore Branch	4,066,042	0.16
16	Citibank Consumer Nominees Pte Ltd	3,939,462	0.16
17	Kim Eng Securities Pte. Ltd.	3,861,086	0.15
18	DBS Vickers Securities (Singapore) Pte Ltd	3,202,011	0.13
19	Lee Eng Thong David	2,188,000	0.09
20	Lim Eng Chiow	2,154,000	0.09

	GRAND TOTAL	2,126,221,723	84.58

		No. of
Size of Holding		Shareholders	%	No. of Shares	%
1	- 999	910	2.02	273,955	0.01
1,000	- 10,000	36,515	81.21	138,001,401	5.49
10,001	- 1,000,000	7,511	16.70	233,473,167	9.29
1,000,001	and above	30	0.07	2,141,979,928	85.21

		44,966	100.00	2,513,728,451	100.00

	Beneficially Owned(2)		Deemed Interest(4)
Shareholders Holding 5% or More	Number	Percentage	Number	Percentage
Temasek Holdings (Private) Limited(3)	1,511,516,883	60.13%	1,510,324,883	60.08%
Singapore Technologies Semiconductors Pte Ltd	1,510,324,883	60.08%

Notes:
(1)	The number of ordinary shares listed in this table includes ordinary shares held in the form of ADSs.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.

(3)	The 1,511,516,883 ordinary shares beneficially owned by Temasek includes (a) the 1,295,324,883 ordinary shares held by ST Semiconductors; (b) the 215,000,000 ordinary shares subject to the terms of a securities lending agreement entered into by ST Semiconductors with a certain financial institution and (c) the 1,192,000 ordinary shares held by other companies within the Temasek Group. ST Semiconductors is a wholly-owned subsidiary of Temasek. Temasek may therefore be deemed to beneficially own the shares owned by ST Semiconductors, because it is the parent company of ST Semiconductors.

(4)	As defined pursuant to the provisions of the Companies Act, Chapter 50, Singapore.

A-4